UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                    PARK PHARMACY CORPORATION
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                        (Name of Issuer)

                 Common Stock, par value $0.0001
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                 (Title of Class of Securities)

                           700678 10 5
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                         (CUSIP Number)

                     William L. Rivers, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                      Dallas, Texas  75201
                          214.761.2100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 10, 2000
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  700678 10 5                           Schedule 13D
-----------------------------------------------------------------

(1)  Name of Reporting Person                    Michael J. Nault

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group (see instructions)               (b)  [  ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        OO

(5)  Check if Disclosure of Legal                            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States

     Number of Shares    (7)  Sole Voting               1,190,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          1,190,000
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                1,190,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                        [  ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        20.8%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               IN

=================================================================

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Park Pharmacy Corporation, a Colorado corporation (the "Issuer") and is being filed by Michael J. Nault (the "Reporting Person"). The Issuer's principal executive offices are located at 10711 Preston Road, Suite 250, Dallas, Texas 752230

ITEM 2.   Identity and Background.
          -----------------------

     (a)    NAME.  The name of the Reporting Person is Mr. Michael
            J. Nault.

     (b) BUSINESS ADDRESS. The business address for the Reporting Person is 10711 Preston Road, Suite 250,
            Dallas, Texas 75230.

     (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is currently President of MJN Enterprises, Inc. (formerly MJN Acquisition Corp.), a Texas corporation and wholly-owned subsidiary of the Issuer, a "closed-door" pharmacy operating in the State of Texas. The principal business address for MJN Enterprises, Inc. is 10711 Preston Road, Suite 250, Dallas, Texas 75230.

(d) and (e) PROCEEDINGS.  During the previous five (5) years, the
            Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP. The Reporting Person is a citizen of the United States.

ITEM 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

     The Reporting Person is the beneficial owner of 1,190,000 shares of the Issuer's Common Stock which he acquired pursuant to the terms of an Agreement and Plan of Merger, dated as of November 10, 2000 (the "Agreement"), among the Reporting Person, MJN Enterprises, Inc., a Texas corporation ("Target"), the Issuer and MJN Acquisition Corp., a Texas corporation and wholly owned subsidiary of the Issuer ("MergerSub"). Pursuant to the Agreement, Target merged with and into MergerSub, with MergerSub continuing as the surviving corporation (the "Merger"). As a result of the Merger, and pursuant to the terms of the Agreement, the Reporting Person received consideration of (i) $1,150,000 cash, (ii) 1,190,000 shares of the Issuer's Common Stock and
(iii) the right to receive an additional 260,000 shares of the Issuer's Common Stock upon expiration of a one-year holdback period. In addition, the Issuer agreed to repay certain indebtedness of Target. The Merger became effective November 13, 2000.

ITEM 4.   Purpose of Transaction.
          ----------------------

     The shares of Common Stock acquired by the Reporting Person as a result of the Merger discussed in Item 3 were acquired for investment purposes. The Reporting Persons intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions. In addition, the Reporting Person may acquire, pursuant to the terms of the Agreement, up to 260,000 additional shares of Common Stock (the "Holdback Shares") upon expiration of a one-year holdback period. The Holdback Shares have been retained by the Issuer to satisfy certain indemnification obligations of the Reporting Person under the Agreement.

     The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     * any material change in the present capitalization or dividend policy of the Issuer;
     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;
     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or
     *    any action similar to any of those enumerated above.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.
          ------------------------------------

     (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,190,000 shares of Common Stock of the Issuer, representing approximately 20.8% of the class (based upon 4,529,551 shares of Common Stock outstanding on June 26, 2000 as reported in the Issuer's Annual Report on Form 10-K, plus the 1,190,000 shares of Common Stock issued to the Reporting Person as a result of the Merger).

     (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons.  Not applicable.

     (e)  Date Ceased to be a 5% Owner.  Not  applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Material to be Filed as Exhibits.
          -------------------------------

          No.       Document
          ---       --------

           1.       Agreement and Plan of Merger, dated as
                    of November 10, 2000, among Park Pharmacy
                    Corporation, a Colorado corporation, MJN
                    Acquisition Corp., a Texas corporation, MJN
                    Enterprises, Inc., a Texas corporation, and Michael J. Nault (incorporated by reference to the Issuer's Form 8-K dated November 13, 2000)

      After  reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  December 22, 2000


                         /s/  MICHAEL J. NAULT
                         ----------------------------------
                         Michael J. Nault



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                        INDEX OF EXHIBITS


      No.       Document
      ---       --------

       1.      Agreement and Plan of Merger, dated as
               of November 10, 2000, among Park Pharmacy
               Corporation, a Colorado corporation, MJN
               Acquisition Corp., a Texas corporation, MJN
               Enterprises, Inc., a Texas corporation, and Michael J. Nault (incorporated by reference to the Issuer's Form 8-K dated November 13, 2000)